UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD
(Translation of registrant’s name into English)

21 Palmer Street, London, SW1H 0AD United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd.  (the “Company”) on May 6, 2014: Navigator Holdings Ltd. Announces its First Quarter 2014 Results.

Exhibit 1

NAVIGATOR HOLDINGS LTD. ANNOUNCES ITS FIRST QUARTER 2014 RESULTS

London, England, May 6, 2014 - Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS),  the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announced today its financial and operating results for the three months ended March 31, 2014.

Highlights

▪

Navigator Holdings Ltd. (NYSE: NVGS) reports revenue of $69.8 million for the first quarter ended March 31, 2014, an increase of 65% from revenue of $42.3 million for the first quarter of 2013, primarily as a result of the increase in the number of vessels in our fleet

▪

Net income increased to $16.9 million for the first quarter ended March 31, 2014, compared to $7.6 million for the first quarter of 2013

▪

EBITDA1 increased to $35.9 million for the three months ended March 31, 2014 from $20.7 million for the three months ended March 31, 2013

▪

Earnings per share increased to $0.31 for the three months ended March 31, 2014 from $0.18 for the three months ended March 31 2013, based on a significantly increased number of shares outstanding

▪

Exercises an option to build an additional three 35,000 cubic meter ethylene/ethane capable semi-refrigerated liquefied gas carriers in April 2014

▪

Thirteen newbuilding semi-refrigerated gas carriers on order, scheduled for delivery between June 2014 and December 2016

A Form 6-K is being filed with the U.S. Securities and Exchange Commission simultaneous with this release.

Tomorrow, Wednesday, May 7, 2014, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Navigator” to the operator.

A telephonic replay of the conference call will be available until May 14, 2014 by dialing 1(866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 11870348#

_______________________________________

1EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP.

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Us

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation services of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders.  Navigator’s fleet consists of 36 semi- or fully-refrigerated liquefied gas carriers, including thirteen newbuildings scheduled for delivery by the end of December 2016.

Forward Looking Statements

Statements included in this press release concerning plans and objectives of Navigator’s (“we,”or “our”) management for future operations or economic performance, or assumptions related thereto, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

- future operating or financial results;

- pending acquisitions, business strategy and expected capital spending;

- operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

- general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

- our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

- estimated future capital expenditures needed to preserve our capital base;

- our expectations about the receipt of our thirteen newbuildings and the timing of the receipt thereof;

- our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

- our continued ability to enter into long-term, fixed-rate time charters with our customers;

- changes in governmental rules and regulations or actions taken by regulatory authorities;

- potential liability from future litigation;

- our expectations relating to the payment of dividends; and

- other factors discussed in Navigator’s filings with the U.S. Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Gas

Attention: Investor Relations Department

New York:

399 Park Avenue, 38th Floor, New York, NY 10022. Tel: +1 212 355 5893

London:

21 Palmer Street, London, SW1H 0AD.   Tel: +44 (0)20 7340 4850

NAVIGATOR HOLDINGS LTD.

Consolidated Balance Sheets

(Unaudited)

December 31,

March 31,

2013

2014

Assets

Current assets

Cash and cash equivalents

$

194,740,045

$

188,724,431

Accounts receivable, net

11,837,578

10,196,597

Accrued income

7,902,234

2,311,268

Prepaid expenses and other current assets

6,282,218

7,849,300

Inventories

5,924,201

6,968,604

Total current assets

226,686,276

216,050,200

Non-current assets

Long-term debtors

316,559

316,559

Vessels in operation, net

1,026,226,551

1,015,502,346

Vessels under construction

60,197,486

82,543,556

Property, plant and equipment, net

363,015

344,587

Deferred finance costs, net

11,436,165

10,745,114

Total assets

$

1,325,226,052

$

1,325,502,362

Liabilities and stockholders’ equity

Current liabilities

Current portion of long-term debt

$

60,750,308

$

58,275,308

Accounts payable

13,585,924

7,954,169

Accrued expenses and other liabilities

6,438,384

8,047,332

Accrued interest

4,261,971

6,730,353

Deferred income

4,803,196

5,116,260

Total current liabilities

89,839,783

86,123,422

Non-current liabilities

Secured term loan facilities, net of current portion

389,734,262

377,021,685

Senior unsecured bond

125,000,000

125,000,000

Total non-current liabilities

514,734,262

502,021,685

Commitments and contingencies

Stockholders’ equity

Common stock – $.01 par value;

 400,000,000 shares authorized; 55,326,765 shares

 issued and outstanding, (2013: 38,694,648) (1)

553,267

 553,267

Additional paid-in capital

584,030,816

583,850,368

Accumulated other comprehensive loss

(87,930)

(84,676)

Retained earnings

136,155,854

153,038,296

Total stockholders’ equity

720,652,007

737,357,255

Total liabilities and stockholders’ equity

$

1,325,226,052

$

1,325,502,362

(1)

All share amounts (except par value per share amounts) have been retroactively restated for 2013 to reflect the Company’s 3-for-1 stock split on October 29, 2013  as described in Note 5 – Common Stock to these consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Income

(Unaudited)

Three months ended

March 31,

2013

2014

Revenues

Operating revenue

$

42,312,898

$

69,825,529

Expenses

Address and brokerage commissions

1,119,922

1,484,569

Voyage expenses

7,723,446

9,886,357

Charter-in costs

1,374,718

2,100,000

Vessel operating expenses

9,590,390

17,261,215

Depreciation and amortization

7,146,376

11,048,746

General and administrative costs

1,398,261

2,724,834

Other corporate expenses

445,321

459,065

Total operating expenses

28,798,434

44,964,786

Operating income

13,514,464

24,860,743

Other income/(expense)

Interest expense

   (5,796,876)

(7,849,295)

Interest income

33,528

92,018

Income before income taxes

7,751,116

17,103,466

Income taxes

(132,800)

(221,024)

Net income

$

7,618,316

$

16,882,442

Earnings per share:

Basic and diluted: (1)

$

0.18

$

0.31

Weighted average number of shares outstanding:

Basic and diluted: (1)

41,611,314

55,326,765

(1)

All share amounts (except par value per share amounts) have been retroactively restated for 2013 to reflect the Company’s 3-for-1 stock split on October 29, 2013 as described in Note 5 – Common Stock to these consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

Accumulated

Common

 Additional

Other

Stock at 0.01

Paid-in

Comprehensive

Retained

 par value (1)

Capital (1)

Income (Loss)

Earnings

Total

January 1, 2013

386,946

352,379,033

(114,507)

95,172,018

447,823,490

Issuance of common stock

165,300

230,924,215

-

-

231,089,515

net of issuance costs

Restricted shares issued

March 31, 2013

600

-

-

-

600

Restricted shares issued

April 7, 2013

271

-

-

-

271

Restricted shares issued

April 11, 2013

150

-

-

-

150

Net income

-

-

-

40,983,836

40,983,836

Foreign currency translation

-

-

26,577

-

26,577

Share-based compensation plan

-

  727,568

-

-

727,568

December 31, 2013

$553,267

$ 584,030,816

  $   (87,930)

$ 136,155,854

$ 720,652,007

Issuance of common stock,

   net of issuance costs

-

(330,171)

-

-

(330,171)

Net income

-

-

-

16,882,442

16,882,442

Foreign currency translation

-

-

3,254

-

3,254

Share-based compensation

-

  149,723

-

-

149,723

March 31, 2014

$

553,267

$ 583,850,368

  $ (84,676)

$ 153,038,296

$ 737,357,255

(1)

All share amounts (except par value per share amounts) have been retroactively restated for 2013 to reflect the Company’s 3-for-1 stock split on October 29, 2013 as described in Note 5 – Common Stock to these consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Consolidated Statements of Cash Flows

(Unaudited)

Three months ended

March 31

2013

2014

Cash flows from operating activities

Net income

$

7,618,316

$

16,882,442

Adjustments to reconcile net income to net cash

provided by operating activities

Depreciation and amortization

7,146,376

11,048,746

Payment of drydocking costs

-

(3,496)

Share-based compensation

190,498

149,723

Amortization of deferred financing costs

404,925

691,051

Unrealized foreign exchange

(62,214)

3,150

Changes in operating assets and liabilities

Accounts receivable

(510,452)

1,640,981

Inventories

(1,120,362)

(1,044,403)

Accrued income and prepaid expenses and other current assets

1,683,896

4,023,884

Accounts payable, accrued interest and other liabilities

2,479,357

(1,241,362)

Net cash provided by operating activities

17,830,340

32,150,716

Cash flows from investing activities

Payment to acquire vessels

(123,543,397)

(284,895)

Payment for vessels under construction

(5,216,913)

(22,346,070)

Purchase of other property, plant and equipment

(32,260)

(17,617)

Net cash used in investing activities

(128,792,570)

(22,648,582)

Cash flows from financing activities

Direct financing costs of secured term loan facilities

(4,725,000)

-

Repayment of secured term loan facilities

(6,710,627)

(15,187,577)

Issuance costs of 9% senior unsecured bond

(25,179)

-

Proceeds from issuance of stock

75,000,000

-

Issuance costs of stock

 (19,977)

(330,171)

Net cash provided / (used) by financing activities

63,519,217

(15,517,748)

Net decrease in cash and cash equivalents

  (47,443,013)

(6,015,614)

Cash and cash equivalents at beginning of period

140,870,317

194,740,045

Cash and cash equivalents at end of period

$

93,427,304

$

188,724,431

Supplemental Information

Total interest paid during the period, net of amounts capitalized

$

2,167,627

$

4,689,863

Total tax paid during the period

$

20,649

$

 77,036

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Dated: May 6, 2014	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer